Exhibit 99.3

Borr Drilling Fleet Status Report - 06 November 2024

New Contracts / Extensions / Amendments

Mist
• Contract extension: September 2025 to August 2026, Valeura Energy (Thailand)
Prospector 1
• Contract extension: May 2025 to July 2025, ONE-Dyas (UK/Netherlands)
Hild
• Contract extension: November 2025 to March 2026, Fieldwood Energy (Mexico)
Gunnlod
• Contract (from LOA): November 2024 to May 2025, ExxonMobil (Malaysia)

Letters of Award / Letters of Intent / Negotiations

None

Other Developments

Gunnlod
• Commenced operations with ExxonMobil in Malaysia in early November 2024
Gerd
• Concluded operations with Bunduq (UAE) in late August 2024 and is currently in transit to West Africa for its new contract

This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Borr Drilling Fleet Status Report - 06 November 2024

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Arabia I	KFELS B Class	400 ft	2020	Petrobras [3]	July - 2024	December - 2024	Bahrain/Brazil	Contract Prep/Mob
					Q1 2025	Q1 2029	Brazil	Committed with option to extend
Arabia II	KFELS B Class	400 ft	2019	Saudi Aramco	October - 2022	October - 2025	Saudi Arabia	Operating with option to extend
Arabia III [1]	KFELS Super A Class	400 ft	2013	Saudi Aramco	September - 2023	September - 2028	Saudi Arabia	Operating with option to extend
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX [2]	April - 2024	December - 2025	Mexico	Operating
Gerd	PPL Pacific Class 400	400 ft	2018	ENI	November - 2024	April - 2025	Congo	Committed with option to extend
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	December - 2025	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	December - 2025	Mexico	Operating
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	April - 2022	April - 2025	Qatar	Operating with option to extend
Gunnlod	PPL Pacific Class 400	400ft	2018	ExxonMobil	November - 2024	May - 2025	Malaysia	Operating
Hild	KFELS Super B Class	400 ft	2020	Fieldwood Energy	October - 2023	March - 2026	Mexico	Operating with option to extend
Idun	KFELS Super B Bigfoot Class	350 ft	2013	PTTEP	February - 2024	February - 2026	Thailand	Operating with option to extend
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Valeura Energy	December - 2023	August - 2026	Thailand	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	ENI	August - 2024	December - 2025	Congo/Ghana	Operating
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX [2]	April - 2024	December - 2025	Mexico	Operating
Norve	PPL Pacific Class 400	400 ft	2011	BW Energy	December - 2022	February - 2025	Gabon	Operating
				Marathon Oil	February - 2025	June - 2025	Equatorial Guinea	Committed
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PEMEX [2]	April - 2024	December - 2025	Mexico	Operating
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	ONE-Dyas	March - 2024	October - 2024	United Kingdom/Netherlands	Operating
				Undisclosed	November - 2024	January - 2025	Netherlands	Committed
				ONE-Dyas	February - 2025	July - 2025	United Kingdom/Netherlands	Committed with option to extend
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	ENI	April - 2024	May - 2026	Congo	Operating
Ran [1]	KFELS Super A Class	400 ft	2013	Wintershall	August - 2024	December - 2024	Mexico	Operating
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Brunei Shell Petroleum	November - 2022	November - 2026	Brunei	Operating with option to extend
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	July - 2024	September - 2025	Thailand	Operating with option to extend
Vali	KFELS Super B Bigfoot Class	400 ft	2024		August - 2024	December - 2024	Singapore/Africa	Contract Prep/Mob
				Undisclosed	Q1 2025	Q2 2026	Africa	Committed with option to extend

Available Rigs

Thor	KFELS Super B Bigfoot Class	400 ft	2019	Available			Singapore	Warm Stacked

Under Construction Rigs

Var	KFELS Super B Bigfoot Class	400 ft		Under Construction			Singapore	Available in January 2025

1 - HD/HE Capability
2 - Rigs provided by Borr Drilling through a bareboat charter arrangement and services provided by our Mexican Joint Venture or by Borr Drilling, with ultimate customer being PEMEX
3 - Rig provided by Borr Drilling through a charter arrangement, with ultimate customer being Petrobras

				Operating / Committed	Available	Cold Stacked	Under Construction

Total Fleet			24	22	1	0	1

Borr Drilling Fleet Status Report - 06 November 2024 Rig Name Location 2024 2025 2026 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Premium Jack-Ups Southeast Asia Thor Singapore Petronas Carigali HLJOC Gunnlod Malaysia ROC Oil PTTEP ExxonMobil Idun Thailand Prep PTTEP Option Mist Thailand Valeura Energy Option Saga Brunei Brunei Shell Petroleum Skald Thailand PTTEP Option Middle East Arabia II Saudi Arabia Saudi Aramco Option Arabia III 1 Saudi Arabia Saudi Aramco Groa Qatar QatarEnergy Option Europe and Africa Prospector 1 1 United Kingdom/Netherlands Neptune ONE-Dyas ONE-Dyas Undisclosed ONE-Dyas Option Natt Congo/Ghana ENI Norve Gabon/Equatorial Guinea BWE Marathon Oil Prospector 5 1 Congo ENI Gerd Congo Bunduq Prep/Mob ENI Option Vali Singapore/Africa Prep/Mob Undisclosed Option Mexico Ran 1 Mexico TotalEnergies Wintershall Galar Mexico PEMEX 2 Gersemi Mexico PEMEX 2 Grid Mexico PEMEX 2 Njord Mexico PEMEX 2 Odin Mexico PEMEX 2 Hild Mexico Fieldwood Energy Option South America Arabia I Bahrain/Brazil Saudi Aramco Suspension Prep/Mob Petrobras3 Jack-Ups Under Construction Var Singapore Available in January 2025 Firm/ LOA Option Available Under Construction 1 - HD/HE Capability 2 - Rigs provided by Borr Drilling through a bareboat charter arrangement and services provided by our Mexican Joint Venture or by Borr Drilling, with ultimate customer being PEMEX 3 - Rig provided by Borr Drilling through a charter arrangement, with ultimate customer being Petrobras

Borr Drilling Fleet Status Report - 06 November 2024

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.